Filed pursuant to Rule 253(g)(2)

File No. 024-12710

SUPPLEMENT NO. 3 DATED JUNE 19, 2026
TO THE OFFERING CIRCULAR DATED MARCH 30, 2026

TerraCycle US Inc.

121 New York Avenue

Trenton, NJ, 08638
(609) 656-5100
www.terracycle.com

EXPLANATORY NOTE

This Supplement No. 3 to the Offering Circular should be read in conjunction with the Offering Circular dated March 30, 2026 and the Supplements dated May 1, 2026 and June 10, 2026, and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular is available HERE and the supplements are available HERE and HERE.

The purpose of this supplement is to increase the offering price from $6.74 share to $6.87 per share.

As a result, the Company amends and restates the cover page and the following sections of its Offering Circular:

COVER PAGE:

TerraCycle US Inc.

121 New York Avenue

Trenton, NJ, 08638
(609) 656-5100
www.terracycle.com

UP TO 9,647,215 SHARES OF NON-VOTING CLASS B PREFERRED STOCK, PLUS UP TO 939,525 BONUS SHARES, FOR AN AGGREGATE OF 10,586,740 SHARES

The minimum investment in this offering is 148 shares of Class B Preferred Stock, or $1,016.76, plus the 3.5% transaction fee discussed below.

	Price to Public		Underwriting Discounts and Commissions(2)	Proceeds to Company Before Expenses
Price Per Share	$6.87	(1)	$0.23	$6.64
Price Per Share Plus the Transaction Fee(3)	$7.11		$0.24	$6.87
Total Maximum with the Transaction Fee*	$68,547,042.50		$3,286,971.22	$65,260,071.28
Total Maximum Including Value of Bonus Shares and the Transaction Fee(4)*	$74,999,998.61		$3,286,971.22	$71,713,027.39

 *As of June 16, 2026, the Company has sold approximately 373,555 shares and issued 12,159 Bonus Shares, the Total Maximum has been adjusted to reflect those amounts (“Prior Sales”).

The minimum investment in this offering (the “Offering”) is $1,016.76 , or 148 shares of Class B Preferred Stock plus a 3.5% Transaction Fee. Investors in this offering will have no voting rights except those required by Delaware law.

(1)	Including the Prior Sales, the Company is offering up to 9,647,215 shares of Non-Voting Class B Preferred Stock to investors, plus up to 939,525 additional shares of Class B Preferred eligible to be issued as Bonus Shares (as defined in this Offering Circular), for an aggregate of 10,586,740 shares, see “Plan of Distribution”.

(2)	The Company has engaged DealMaker Securities LLC, a FINRA/SIPC registered broker-dealer (“Broker”) as broker-dealer of record, to perform broker-dealer administrative and compliance related functions in connection with this Offering. The Broker does not purchase any securities from the issuer with a view to sell those for the issuer as part of the distribution of the security. The Company has also engaged affiliates of Broker for associated services for this Offering. The Company has agreed to compensate Broker and its affiliates with one-time payments totalling $37,500, plus monthly payments of $5,000 for three months (not to exceed $15,000), for accountable expenses before the Offering commences. After the Offering commences, payments of $5,000 per month for account management not to exceed $45,000, an average commission of three point three four percent (3.34%) on the aggregate cash collected by the Company from investors in the Offering, and up to $900,000 in fees for supplementary marketing services are expected to be charged, if the Offering is fully subscribed and all services are utilized by the Company. The cash commissions and other fees in aggregate shall not exceed a maximum compensation limit for this offering of 3,286,971.22. See “Plan of Distribution” for more details.

(3)	Investors will be required to pay a Transaction Fee to the Company at the time of the subscription to help offset transaction costs equal to 3.5% of the subscription price per Share (the “Transaction Fee”). The Broker and its affiliates will receive compensation on this fee. The Company will not receive any proceeds from the Transaction Fee. See “Plan of Distribution” for more details.

(4)	While the company will not receive any additional consideration for the Bonus Shares issued as part of this Offering, pursuant to Rule 251(a) the total value of the Offering, as reflected here and in Part I of the Offering Statement of which this Offering Circular is part, is $75,000,000 composed of $68,547,042.50 of actual proceeds to the Company from investors (including the Transaction Fee) and the value of the Bonus Shares of $6,452,956.11. This full amount of $74,999,998.61 is the total amount the Company is offering towards its annual $75 million offering cap under Rule 251(a)(2).

Bonus Shares are available to investors based on the criteria discussed below under “Plan of Distribution.” Investors will pay full price for their securities, and if eligible, may receive Bonus Shares equal to an amount that is 10% of the number of shares purchased. Those investors not eligible for the maximum value of Bonus Shares will experience additional dilution compared to investors receiving 10% Bonus Shares.

Investors will be required to subscribe to the Offering via the platform managed by DealMaker Securities, and agree to the terms of the Offering, the subscription agreement, and any other relevant exhibit attached thereto.

This offering does not have a minimum offering amount. The Company will not utilize a third-party escrow account for this offering. All funds tendered by investors will be held in a segregated account until investor subscriptions are accepted by the Company and DealMaker Securities, LLC. Once investor subscriptions are accepted by the Company and by DealMaker Securities, LLC funds will be deposited into the Company’s operating account.

The offering will terminate at the earlier of: (1) the date at which the maximum offering amount has been sold, (2) the date which is one year from this offering being qualified by the Commission, or (3) the date at which the offering is earlier terminated by the company in its sole discretion. There is no minimum target for this offering and the Company may accept investor subscriptions on a rolling basis. After each acceptance of subscriptions, funds tendered by investors will be available to the Company for its use. The offering is being conducted on a best-efforts basis.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION. GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This offering is inherently risky. See “Risk Factors” on page 7.

Sales of these securities commenced on March 31, 2026.

The Company is following the “Offering Circular” format of disclosure under Regulation A.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012. See “Summary – Implications of Being an Emerging Growth Company.”

DILUTION (beginning on page 13):

DILUTION

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate Dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

The following table compares the price that new investors are paying for their shares with the effective cash price paid by existing shareholders, giving effect to full conversion of all outstanding stock options, and assuming that the shares are sold at $6.87 per share, plus the Transaction Fee, which would be an effective cash price of $7.11 per share. This table reflects shares sold prior to June 16, 2026, the Prior Sales, with the prior offering price.

	25% of Max Offering	50% of Max Offering	75% of Max Offering	Maximum Offering
Price per Share with Transaction Fee (1)	$7.11	$7.11	$7.11	$7.11
Shares Issued (2)	2,429,131	4,839,212	7,249,293	9,659,374
Capital Raised	$17,136,761	$34,273,521	$51,410,282	$68,547,042

Less: Offering Costs (3)	$5,141,028	$10,282,056	$15,423,085	$20,564,113
Net Offering Proceeds	$11,995,733	$23,991,465	$35,987,197	$47,982,929
Net Tangible Books Value at March 17, 2026 (4)	$20,470,229	$20,470,229	$20,470,229	$20,470,229
Net Tangible Books Value post-financing	$32,465,962	$44,461,694	$56,457,426	$68,453,158

Shares Issued and Outstanding as of December 31, 2025 (5)	69,617,300	69,617,300	69,617,300	69,617,300
Shares Issued between January 1, 2026 to June 16, 2026 (6)	869,625	869,625	869,625	869,625
Shares Issued and Outstanding as of June 16, 2026	70,486,925	70,486,925	70,486,925	70,486,925

Total Post-Financing Shares Issued and Outstanding	72,916,056	75,326,137	77,736,218	80,146,299

Net tangible book value per share as of June 16, 2026	$0.29	$0.29	$0.294	$0.29
Increase/(Decrease) per share attributable to new investors	$0.15	$0.30	$0.44	$0.56
Net tangible book value per share after offering	$0.45	$0.59	$0.73	$0.85
Dilution per share attributable to new investors ($)	$6.87	$6.65	$6.45	$6.25
Dilution per share attributable to new investors (%)	96.67%	93.58%	90.67%	87.95%

(1)	Excludes any Bonus Shares to be issued in the offering. See “Plan of Distribution” for more information on Bonus Shares.

(2)	Reflects Prior Sales including Bonus Shares previously issued.

(3)	Offering costs include: legal, accounting, printing, due diligence, marketing, selling and other costs incurred in the Offering. See "Use of Proceeds" for additional details.

(4)	Net tangible book value is calculated as follows:

Total Stockholder equity at December 31, 2025:	$21,323,000
Less: intangible assets:	$5,709,000
Plus: capital raised from January 1, 2026 to March 17, 2026*:	$4,856,229
Equals tangible book value as of March 17, 2026:	$20,470,229

*the amount raised is net of fees paid to the broker-dealer.

(5)	Shares issued and outstanding pre-financing is calculated as follows.

Class A Preferred outstanding at December 31, 2025	50,000,000
Class B Preferred outstanding at December 31, 2025	0
Common stock outstanding at December 31, 2025	19,617,300
Total of number of shares outstanding	69,617,300

For the purposes of this table, we have assumed each share of Preferred Stock converts into a share of Common Stock. A conversion would only occur at certain events (e.g., an initial public offering). See "Securities Being Offered - Preferred Stock - Conversion Rights".

(6)	In September 2025, the Company amended its Certificate of Incorporation to among other items authorize the Class B Preferred Stock. The Company sold those shares in an offering pursuant to Regulation CF.

Future Dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the Company. The investor’s stake in a company could be diluted due to the Company issuing additional shares, whether as part of a capital-raising event, or issued as compensation to the Company’s employees or marketing partners. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger Company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share, which typically occurs only if the company offers dividends.

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

•	In June 2024, Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

•	In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company, but her stake is worth $200,000.

•	In June 2025, the company has run into serious problems, and in order to stay afloat, it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the company, and her stake is worth only $26,660.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share. In some cases, dilution can also completely wipe out the value of investments made by early investors, without any person being at fault.

Investors should understand how dilution works and the availability of anti-dilution protection.

PLAN OF DISTRIBUTION (beginning on Page 37):

PLAN OF DISTRIBUTION

The Company is offering up to 9,647,215 shares of Class B Preferred Stock plus up to 939,525 bonus shares, for an aggregate of 10,586,740 shares. As of 6/16/2026 the Company has sold approximately 373,555 shares and issued 12,159 Bonus Shares in this offering.

We intend for this Offering to continue until one year following qualification by the SEC, or until sooner terminated by the Company.

The minimum investment in this Offering is 148 shares of Class B Preferred Stock, or $1,016.76, plus the Transaction Fee of 3.5% of the investment.

We plan to market the securities in this Offering both through online and offline means. Online marketing may take the form of contacting potential investors through electronic media and posting our Offering Circular on an online investment platform.

Any participation of our officers and directors in selling efforts for all classes of securities in this Offering will be conducted in accordance with Rule 3a4-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). None of our officers or directors are subject to any statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act. None of our officers or directors will be compensated in connection with their participation in the Offering by the payment of commissions or other remuneration based either directly or indirectly on transactions in our securities. None of our officers or directors are, or have been within the past 12 months, a broker or dealer, and none of them are, or have been within the past 12 months, an associated person of a broker or dealer. At the end of the Offering, our officers and directors will continue to primarily perform substantial duties for the Company or on its behalf otherwise than in connection with transactions in securities.

The Company may undertake one or more closings on a rolling basis. For additional information regarding this process, see “— Subscription Procedures,” below. Once an investor has tendered funds to purchase securities in this offering, the timing of the completion of the sale may be delayed for a month or longer due to clearance procedures that the Broker needs to complete prior to purchase. Under federal law, the Broker must perform certain processes related to their regulatory obligations regarding anti-money laundering and “know your customer” rules, including verification of the investor’s identity and status. If there are errors or incomplete information that needs to be resolved to complete the subscription, the Broker will generate emails instructing the investor on what to do to complete the process. During this process, the investor’s funds will be held in a segregated deposit account pending closing or termination of the offering.

After each closing, funds tendered by investors will be available to the Company.

DealMaker Services

DealMaker Securities, LLC, a broker-dealer registered with the Commission and a member of FINRA, has been engaged to provide operational processing, compliance, and administration of the Company’s best efforts offering. Although this role differs from that of a traditional underwriter in that the Broker does not purchase any securities from the Company with a view to sell such for the Company as part of the distribution of the security, the Broker is a statutory underwriter under Section 2(a)(11) of the Securities Act of 1933. Affiliates of Broker have also been engaged to provide technology services and marketing advisory services, specifically Novation Solutions Inc. O/A DealMaker and DealMaker Reach, LLC.

Commissions and Discounts

The following tables shows the total discounts and commissions payable (variable depeneding on the total amount raised, as shown below) to the placement agents in connection with the Class B Preferred Stock offered in this Offering:

Per Share
Public Offering Price	$6.87
Public Offering Price Plus Transaction Fee (3.5%)	$7.11
Underwriting Compensation (3.34%)	$0.24
Proceeds, before expenses, to us	$6.87

Bonus Shares

After subscribing for the full price for the purchased securities, certain investors in this Offering are eligible to receive additional shares of Class B Preferred Stock equal to an amount that is 0% to 10% of the number of shares purchased for no additional consideration paid (“Bonus Shares”). Investors who purchase shares of Class B Preferred Stock are eligible to receive Bonus Shares based their status as a current stockholder, or if their investment size is at or above certain thresholds (as denoted in the table below). Investors will not be required to provide additional consideration, whether cash or non-cash, in order to receive Bonus Shares. Those investors not eligible for the maximum value of Bonus Shares will experience additional dilution compared to investors receiving the maximum amount of 10% Bonus Shares.

Bonus Shares have identical rights, privileges, preferences as well as restrictions to the shares of Class B Preferred purchased. The Transaction Fee will be assessed on the share price of $6.87. There will be no Transaction Fee with respect to the bonus shares. The Company will absorb the cost of the issuance of the Bonus Shares. Up to 939,525 Bonus Shares are available in this Offering.

DealMaker Securities LLC has not been engaged to assist in the distribution of the Bonus Shares, and will not receive any compensation related to the Bonus Shares.

Bonus Shares will be available as follows:

Bonus Name	Eligibility Criteria	Minimum Investment	Bonus Shares Awarded*
Existing Investor Bonus	Available to any investor who has participated in a prior offering conducted by the Company.	$1,011.00	5%
Investment Size Bonus**	Available to any investor who invests at or above the denoted minimum investment.	$7,500.00	2.5%
Investment Size Bonus**	Available to any investor who invests at or above the denoted minimum investment.	$16,500.00	5%

*Bonus shares are cumulative and may stack, subject to a maximum aggregate Bonus Shares of 10% per investor, of their total purchase amount of Class B Preferred Stock.

**1n order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. The amount invested does not include the 3.5% Transaction Fee. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account. For Investment Size Bonus, investors will receive the share amount from the highest category for which they are eligible.

TAX CONSEQUENCES FOR RECIPIENTS (INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN INCOME WITH RESPECT TO REWARDS AND BONUS ARE THE SOLE RESPONSIBILITY OF THE INVESTOR. INVESTORS MUST CONSULT WITH THEIR OWN PERSONAL ACCOUNTANT(S) AND/OR TAX ADVISOR(S) REGARDING THESE MATTERS.

THE COMPANY RESERVES THE RIGHT TO DISCONTINUE ANY OF THE PERKS FOR REGULATORY PURPOSES.

Other Terms

The aggregate compensation payable to the Broker and its affiliates are described below.

Administrative and Compliance Related Functions

DealMaker Securities, LLC will provide administrative and compliance related functions in connection with this Offering, including:

•	Reviewing investor information, including identity verification, performing Anti-Money Laundering (“AML”) and other compliance background checks, and providing the Company with information on an investor in order for the Company to determine whether to accept such investor into the Offering;

•	If necessary, discussions with us regarding additional information or clarification on a Company-invited investor;

•	Coordinating with third party agents and vendors in connection with performance of services;

•	Reviewing each investor’s subscription agreement to confirm such investor’s participation in the Offering and provide a recommendation to us whether or not to accept the subscription agreement for the investor’s participation;

•	Contacting and/or notifying us, if needed, to gather additional information or clarification on an investor;

•	Providing ongoing advice to us on compliance of marketing material and other communications with the public, including with respect to applicable legal standards and requirements;

•	Reviewing and performing due diligence on the Company and the Company’s management and principals and consulting with the Company regarding same;

•	Consulting with the Company on best business practices regarding this raise in light of current market conditions and prior self-directed capital raises;

•	Providing white-labeled platform customization to capture investor acquisition through the Broker’s platform’s analytic and communication tools;

•	Consulting with the Company on question customization for investor questionnaire;

•	Consulting with the Company on selection of web hosting services;

•	Consulting with the Company on completing template for the Offering campaign page;

•	Advising us on compliance of marketing materials and other communications with the public with applicable legal standards and requirements;

•	Providing advice to the Company on preparation and completion of this Offering Circular;

•	Advising the Company on how to configure our website for the Offering working with prospective investors;

•	Providing extensive review, training and advice to the Company and Company personnel on how to configure and use the electronic platform for the Offering powered by Novation Solutions Inc. O/A DealMaker (“DealMaker”), an affiliate of the Broker;

•	Assisting the Company in the preparation of state, Commission and FINRA filings related to the Offering; and

•	Working with Company personnel and counsel in providing information to the extent necessary.

Such services shall not include providing any investment advice or any investment recommendations to any investor.

For these services, we have agreed to pay Broker:

•	A one-time payment of $27,500 for accountable expenses to be refunded, if not incurred; and

•	A cash commission equal to an average of three point three four percent (3.34%) of each investor’s total cash amount invested in the Offering, as denoted by the tiers belows. If fully subscribed this would be a maximum of $2,289,471.22.

Tier	Amount Raised	Compensation for Tier
1	$0 - $35,000,000	3.0%
2	$35,000,001 - $75,000,000	3.7%

The total compensation paid to Broker for services is a maximum of $2,316,971.22.

Technology Services

The Company has also engaged Novation Solutions Inc. O/A DealMaker (“DealMaker”), an affiliate of Broker, to create and maintain the online subscription processing platform for the Offering.

After the qualification by the Commission of the Offering Statement of which this Offering Circular is a part, this Offering will be conducted using the online subscription processing platform of DealMaker through our website, whereby investors will receive, review, execute and deliver subscription agreements electronically as well as make payment of the purchase price through a third party processor by ACH debit transfer or wire transfer or credit card to an account we designate. There is no escrow established for this Offering. We will hold closings upon the receipt of investors’ subscriptions and our acceptance of such subscriptions. We will also be required to pay various third-party expenses to vendors unaffiliated with DealMaker for payment processing, which are not anticipated to exceed 2% of the Offering proceeds.

We have agreed to pay DealMaker:

•	Prior to the Offering’s commencement, a one-time payment of $10,000 and $2,000/month will be paid to DealMaker for up to three months (a maximum of $6,000) for accountable expenses to be incurred and refunded if unused.

•	Once the Offering commences a fee of $2,000 per month will be charged for account management with a maximum of $18,000.

The total compensation paid to DealMaker for technology services is a maximum of $34,000.

Marketing and Advisory Services

The Company has also engaged DealMaker Reach, LLC (“Reach”), an affiliate of Broker, for certain marketing advisory and asset creation services. Reach will advise on the design and messaging on creative assets, website design and implementation, paid media and email campaigns, advise on optimizing the Company’s campaign page to track investor progress, and advise on strategic planning, implementation, and execution of Company’s capital raise marketing budget.

We have agreed to pay Reach:

•	Prior to the Offering’s commencement, $3,000/month will be paid to DealMaker for up to three months (a maximum of $9,000) for accountable expenses to be incurred and refunded if unused.

•	Once the Offering commences a fee of $ 3,000 per month will be charged for marketing management with a maximum of $27,000.

•	Supplementary Marketing Services, as may be authorized by the Company on a case-by-case basis, up to a maximum of an additional $900,000 of compensation for acting as the Company’s agent during the Offering.

The total maximum compensation paid to Reach is $936,000.

The Administrative and Compliance fees, the Technology Services Fees, and the Marketing and Advisory Services Fees described above will, in aggregate, not exceed $3,286,971.22, if the Offering is fully subscribed.

Selling Security holders

No securities are being sold for the account of security holders; all net proceeds of this Offering will go to the Company.

Transfer Agent and Registrar

Dealmaker Transfer Agent LLC will serve as transfer agent to maintain shareholder information on a book-entry basis. We will not issue shares in physical or paper form. Instead, our shares will be recorded and maintained on our shareholder register.

Investor’s Tender of Funds

After the Offering Statement has been qualified by the Commission, the Company will accept tenders of funds to purchase the Class B Preferred Stock. The Company may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). Investors may subscribe by tendering funds via wire, debit card, credit card, or ACH only, physical checks will not be accepted. Upon acceptance of the investors’ subscriptions, funds tendered by investors will be made available to the Company for its use.

The minimum investment in this Offering is $1,016.76, or 148 shares of Class B Preferred Stock. Investors will also be responsible for a 3.5% transaction fee paid at the time of investment. This fee is not considered part of the cost basis of the subscribed Securities but will count against the per investor limit set out in the subscription agreement. These expenses are included in the maximum compensation set forth in the section above.

Investors will be required to subscribe to the Offering via the third-party platform managed by Novation Solutions, Inc., and agree to the terms of the Offering, the subscription agreement, and any other relevant exhibit attached thereto. The subscription agreement includes a representation by the investor to the effect that, if you are not an “accredited investor” as defined under securities law, you are investing an amount that does not exceed the greater of 10% of your annual income or 10% of your net worth (excluding your principal residence).

The Broker has not investigated the desirability or advisability of investment in the Offering, nor approved, endorsed or passed upon the merits of purchasing the Class B Preferred Stock. Broker is not participating as an underwriter and under no circumstance will it recommend the Company’s securities or provide investment advice to any prospective investor or make any securities recommendations to investors. Broker is not distributing any Offering circulars or making any oral representations concerning this Offering Circular or this Offering. Based upon Broker’s anticipated limited role in this Offering, it has not and will not conduct extensive due diligence of this Offering and no investor should rely on the involvement of Broker in this Offering as any basis for a belief that it has done extensive due diligence. Broker does not expressly or impliedly affirm the completeness or accuracy of the Offering Statement and/or Offering Circular presented to investors by the Company. All inquiries regarding this Offering should be made directly to the Company.